UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

June 30, 2011	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Second Quarter Fiscal Year 2011

Havant, UK — June 30, 2011 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment, today announced results for the second fiscal quarter ended May 31, 2011. Revenues for the second quarter were $338.5 million, a decrease of 26% compared to revenues of $455.9 million for the same period last year.

For the second quarter, GAAP net loss was $4.6 million, or $0.15 per share, compared to GAAP net income of $43.7 million, or $1.39 per diluted share, in the same period last year. Non-GAAP net loss was $1.9 million, or $0.06 per diluted share, compared to non-GAAP net income of $46.8 million, or $1.49 per share, in the same quarter a year ago (1).

Gross profit margin in the second quarter decreased to 12.9%, compared to 18.1% in the same period last year, primarily due to significantly lower revenues and gross margins in the Storage Infrastructure business.

Revenues from sales of our Networked Storage Solutions (NSS) products were $301.2 million as compared to $343.9 million in the same quarter a year ago, a decrease of 12.4%. Gross profit margin in the NSS business was 14.9% as compared to 12.8% a year ago. Revenues from sales of our Storage Infrastructure (SI) products were $37.4 million as compared to $112 million in the same quarter a year ago, a decrease of 66.6%. Gross profit margin in the SI business was a negative 2.7% as compared to 34.6% a year ago. This negative margin was a result of the impact of fixed operating costs on lower revenues and additional provisions related to reduced customer demand in 2011.

“I was pleased with the performance of our NSS business in the second quarter. The Enterprise External Storage market remains strong, our OEM partners are gaining share and we are executing well overall to their needs.  In addition, our recently announced ClusterStor™ 3000 product launch is receiving very positive customer reaction and enables us, through our OEM partners, to expand our accessible market into the High Performance Computing growth sector.  In contrast, the disk drive capital equipment sector remains very challenged with the industry delaying incremental capital investment pending the outcome of the regulatory reviews of the proposed industry consolidations announced earlier this year. This is having a significant negative impact on our SI business in the near term,” said Steve Barber, CEO of Xyratex. “Given this current environment in the disk drive industry, we are planning further reductions in fixed costs while protecting our investments in key next generation products needed to improve our competitive position. I remain confident in the overall opportunities that exist in both the market sectors we serve and we have a strong cash position and financial foundation as we work through some of the near-term challenges we are facing.”

Share Repurchase Plan

During the quarter the Company repurchased 550,716 shares at a total cost of $5.3 million.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the third quarter of 2011 is projected to be in the range $336 to $376 million.

•                  Fully diluted earnings per share is anticipated to be between $0.01 and $0.19 on a GAAP basis in the third quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.10 and $0.28. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at http://www.xyratex.com/investors on Thursday, June 30, 2011 at 1:30 p.m. Pacific Time/4:30 p.m. Eastern Time. You can also access the conference call by dialing +1 (888) 396-2386 in the United States and +1 (617) 847-8712 outside of the United States, passcode 97408167. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through July 7, 2011 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 34761354.

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share excludes (a) amortization of intangible assets, (b) equity compensation expense, and (c) the related tax effects. Reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flows below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred;  (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the third quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment. The Networked Storage Solutions division designs and manufactures a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer (OEM) community. As the largest capital equipment supplier to the industry, the Storage Infrastructure division enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (510) 687-5260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended,
	May 31,	May 31,	May 31,	May 31,
	2011	2010	2011	2010
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$301,162	$343,900	$635,348	$614,883
Storage Infrastructure	37,386	111,999	63,699	159,982
Total revenues	338,548	455,899	699,047	774,865

Cost of revenues	294,901	373,405	605,946	634,773
Gross profit:
Networked Storage Solutions	44,777	44,070	92,124	85,383
Storage Infrastructure	(1,024)	38,770	1,527	55,406
Equity compensation	(106)	(346)	(550)	(697)
Total gross profit	43,647	82,494	93,101	140,092
Operating expenses:
Research and development	29,970	21,890	58,225	40,005
Selling, general and administrative	17,968	15,305	35,416	26,877
Amortization of intangible assets	1,295	979	2,049	1,957
Total operating expenses	49,233	38,174	95,690	68,839
Operating income (loss)	(5,586)	44,320	(2,589)	71,253
Interest income (expense), net	42	5	79	(19)
Income (loss) before income taxes	(5,544)	44,325	(2,510)	71,234
Provision (benefit) for income taxes	(982)	663	(2,634)	1,295
Net income (loss)	$(4,562)	$43,662	$124	$69,939

Net earnings(loss) per share:
Basic	$(0.15)	$1.45	$0.00	$2.33
Diluted	$(0.15)	$1.39	$0.00	$2.25

Weighted average common shares (in thousands), used in computing net earnings(loss) per share:
Basic	30,844	30,202	30,670	29,960
Diluted	30,844	31,391	31,691	31,022

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2011	2010
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$126,919	$90,842
Accounts receivable, net	177,196	209,044
Inventories	153,083	195,936
Prepaid expenses	3,569	3,154
Deferred income taxes	6,724	8,204
Other current assets	9,235	3,876
Total current assets	476,726	511,056
Property, plant and equipment, net	46,715	45,687
Intangible assets, net	21,886	9,326
Deferred income taxes	19,477	14,913
Total assets	$564,804	$580,982

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$142,760	$155,792
Employee compensation and benefits payable	15,935	22,638
Deferred revenue	10,969	17,958
Income taxes payable	—	730
Other accrued liabilities	26,440	16,533
Total current liabilities	196,104	213,651
Long-term debt	—	—
Total liabilities	196,104	213,651

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 30,386 and 30,276 issued and outstanding	305	303
Additional paid-in capital	381,801	382,684
Accumulated other comprehensive income	2,622	496
Accumulated deficit	(16,028)	(16,152)
Total shareholders’ equity	368,700	367,331
Total liabilities and shareholders’ equity	$564,804	$580,982

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	May 31,	May 31,
	2011	2010
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$124	$69,939
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,212	8,943
Amortization of intangible assets	2,049	1,957
Non-cash equity compensation	4,413	4,277
(Gain) loss on sale of assets	(15)	69
Deferred income taxes	(3,844)	(1)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	32,299	(120,545)
Inventories	42,943	(80,334)
Prepaid expenses and other current assets	(2,888)	(374)
Accounts payable	(10,774)	104,674
Employee compensation and benefits payable	(6,703)	5,849
Deferred revenue	(6,989)	20,748
Income taxes payable	(730)	(10)
Other accrued liabilities	5,664	(2,154)
Net cash provided by operating activities	65,761	13,038

Cash flows from investing activities:
Investments in property, plant and equipment	(11,225)	(8,599)
Acquisition of intangible assets	(4,700)	—
Acquisition of businesses	(6,084)	—
Net cash used in investing activities	(22,009)	(8,599)

Cash flows from financing activities:
Proceeds from issuance of shares	2	1,933
Repurchase of shares	(5,303)	—
Decrease in book overdraft	(2,374)	—
Net cash provided by (used in) financing activities	(7,675)	1,933
Change in cash and cash equivalents	36,077	6,372
Cash and cash equivalents at beginning of period	90,842	51,935
Cash and cash equivalents at end of period	$126,919	$58,307

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2011	2010	2011	2010
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$(4,562)	$43,662	$124	$69,939

Amortization of intangible assets	1,295	979	2,049	1,957
Equity compensation	1,763	2,120	4,413	4,277
Tax effect on non-GAAP adjustments	(426)	—	(1,013)	—

Non-GAAP net income (loss)	$(1,930)	$46,761	$5,573	$76,173

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$(0.15)	$1.39	$0.00	$2.25

Amortization of intangible assets	0.04	$0.03	0.07	$0.06
Equity compensation	0.06	$0.07	0.14	$0.15
Tax effect on non-GAAP adjustments	(0.01)	—	(0.03)	—

Diluted non-GAAP earnings (loss) per share	$(0.06)	$1.49	$0.18	$2.46

Summary Of Equity Compensation

Cost of revenues	106	346	550	697
Research and development	664	706	1,547	1,424
Selling, general and administrative	993	1,068	2,316	2,156

Total equity compensation	1,763	2,120	4,413	4,277

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: June 30, 2011	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer